Volaero UAV & Drones Holdings Corp.

A Florida Corporation

Consolidated Financial Statements (Unaudited)
and
Independent Accountants' Review Report

December 31, 2017

TABLE OF CONTENTS





Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors, Shareholders and Management
Volaero UAV & Drones Holdings Corp.
Miami, Florida

We have reviewed the accompanying consolidated financial statements of Volaero UAV & Drones Holdings Corp. (a Florida corporation), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (May 19, 2016) through December 31, 2016 and the year ended December 31, 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 of the consolidated financial statements, Volaero UAV & Drones Holdings Corp. has generated losses from inception, relies on outside sources and management to fund operations, and is not cashflow positive. Accordingly, substantial doubt is raised about Volaero UAV & Drones Holdings Corp.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

April 25, 2018

VolAero UAV & Drones Holdings Corp.
Consolidated Balance Sheets
(unaudited)

ASSETS

	December 31, 2017		December 31, 2016	
Current Assets:				
Cash and equivalents	$	162	$	-
Accounts receivable, net		1,860		100
Other receivables		67,307		-
Total current assets		69,329		100
Property, plant and equipment, net		82,253		84,732
Other Assets				
Deposits		18,543		16,364
Total other assets		18,543		16,364
Total Assets	$	170,125	$	101,196

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities				
Bank overdraft	$	7,424	$	1,358
Accounts payable and accrued expenses		122,486		42,039
Line of credit payable		570,227		230,000
Loan payable - related party		254,256		121,072
Total current liabilities		954,393		394,469
Commitments & Contingencies		-		-
Stockholders' Equity:				
Common stock, $.0001 par value; 10,000,000 shares authorized, 5,074,656 and 5,000,000 issued and outstanding, respectively		507		500
Additional paid-in capital		74,649		-
Common stock subscribed		(800)		
Accumulated deficit		(858,624)		(293,773)
Total Stockholders' Equity		(784,268)		(293,273)
Total Liabilities & Stockholders' Equity	$	170,125	$	101,196

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statements of Operations
(unaudited)

	Year ended December 31, 2017		Period from inception to December 31, 2016	
Gross service revenue	$	71,511	$	2,250
Sales discounts		(2,170)		-
Total net revenue		69,341		2,250
Operating expenses				
Salaries and wages		290,721		109,888
Advertising and marketing		65,023		6,040
Professional fees		45,617		66,333
Rent and facility costs		81,453		42,760
Depreciation		17,721		4,078
Employee benefits		60,976		29,955
Repairs and maintenance		1,119		8,036
Insurance		12,237		2,463
General and administrative		43,716		26,470
Total operating expenses		618,583		296,023
Net loss from operations		(549,242)		(293,773)
Other income/(expense)				
Financing fees		(4,764)		-
Interest expense		(10,845)		-
Total other income/(expense)		(15,609)		-
Provision for income taxes		-		-
Net loss	$	(564,851)	$	(293,773)
Loss per common share	$	(0.11)	$	(0.06)
Weighted average number of shares outstanding - Basic and fully diluted		5,018,805		5,000,000

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statement of Stockholders' Equity
May 19, 2016 (inception) to December 31, 2017
(unaudited)

	Common Stock		Additional Paid in Capital	Common Stock Subscribed	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance - May 19, 2016 (inception)	**-**	**-**	**-**	**-**	**-**	**-**
Common stock issued to founders	5,000,000	500	-	-	-	**500**
Net Loss	-	-	-	-	(293,773)	**(293,773)**
Balance - December 31, 2016	**5,000,000**	**500**	**-**	**-**	**(293,773)**	**(293,273)**
Common stock sold ($1/share)	74,656	7	74,649	(800)	-	**73,856**
Net Loss	-	-	-	-	(564,851)	**(564,851)**
Balance - December 31, 2016	**5,074,656**	**507**	**74,649**	**(800)**	**(858,624)**	**(784,268)**

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

VolAero UAV & Drones Holdings Corp.
Consolidated Statements of Cash Flows
(unaudited)

	Year ended December 31, 2017	Period from inception to December 31, 2016
Cash flows from operating activities:		
Net loss	$ (564,851)	$ (293,773)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization expense	17,721	4,078
Change in assets and liabilities:		
Accounts payable and accrued expenses	80,447	42,039
Security deposit	(2,179)	(16,364)
Accounts and other receivables	(69,067)	(100)
Net cash used by operating activities	(537,929)	(264,120)
Cash flows from investing activities:		
Purchase of PP&E	(15,242)	(88,810)
Net cash used by investing activities	(15,242)	(88,810)
Cash flows from financing activities:		
Proceeds from sales of common stock	73,856	500
Bank overdraft	6,066	1,358
Proceeds from line of credit	340,227	230,000
Proceeds from related-party loans	133,184	232,194
Repayments of related-party loans	-	(111,122)
Net cash provided by financing activities	553,333	352,930
Net increase (decrease) in cash	162	-
Cash at beginning of period	-	-
Cash at end of period	$ 162	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	-	

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization, Nature of Business & Basis of Presentation

Volaero UAV & Drones Holdings Corp. ("Volaero" or "the Company") was incorporated on May 19, 2016 in the state of Florida. Volaero provides innovative drone, imagery, and data processing technologies to assist its clients and customers with fast, accurate, and reliable data, enabling them to develop timely and actionable analytics while saving time, money, and resources and empowering them to better manage their affairs and compete in an ever-increasing competitive environment. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Volaero UAV Imaging Services, Inc. (collectively, "Volaero").

During 2016, the Company primarily focused on its organizational structure, sourcing employees, obtaining licenses and regulatory approvals, and developing its drone fleet and marketing strategies. The primary launch of its marketing campaigns and drone services began during 2017. The Company has generated nominal revenue to date and, at present, is buildings its service and customer base to expand its network and better serve its clients in South Florida and the Greater Miami area. The Company's activities are subject to significant risks & uncertainties, including failing to secure additional funding to finance operations or acquiring the necessary talent to continue its business activities.

The accompanying consolidated financial statements (herein referred to as the "financial statements") include the accounts of the Company and its wholly-owned subsidiary corporation (Volaero UAV Imaging Services, Inc., a Florida corporation), after elimination of all material intercompany accounts, transactions, and profits.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, and 2016, the Company had recorded bank overdrafts in the amount of $7,424 and $1,358, respectively. Other available funds in the Company's PayPal account as of December 31, 2017 totaled $162.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $65,023 and $6,040 in advertising costs, respectively.

Net Income (Loss) Per Common Share

Basic earnings per share is computed using the weighted-average number of shares outstanding. The dilutive effect of potential shares outstanding is included in diluted net earnings per share. As of December 31, 2017, and 2016, no potentially dilutive instruments were outstanding

Risks and Uncertainties

As of December 31, 2017, the Company had commenced full scale operations, however continued efforts to expand both its product and service line, as well as its customer base. The Company's activities since inception have primarily consisted of product and business development, expansion, and efforts to raise additional capital. As these plans progress, the Company will likely incur significant additional expenses. The Company is dependent upon additional capital resources to achieve its goals and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognitions

The Company recognizes revenue only when all the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred, or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. The Company typically enters into written contracts and statements of work with its customers and requires payment in full prior to releasing the work product. Revenue is recognized when substantially all work has been performed, and amounts are fully collected or expected to be reasonably collected in the near term.

Accounts Receivable

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016.

For the years ended December 31, 2017 & 2016

Property & Equipment

Property and equipment are recorded at cost on all invoiced items exceeding $500. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method, ranging from 5-7 years for drones, equipment, or furniture. Leasehold improvements are amortized over the short of the useful life or life of the lease. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment was considered necessary at December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities.   The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

In February 2016, FASB issued ASU 2016-02, "Leases," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. It will also require disclosures to help investor and other financial statements users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those annual years, and early adoption is permitted. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been several issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

NOTE 2 – ACCOUNTS RECEIVABLE AND OTHER ASSETS

As of December 31, 2017, and 2016, the Company had $1,860 and $100 in trade receivables outstanding, respectively. Historically, the Company has not experienced difficulty in collection or experienced a general adverse credit environment and, as such, no allowance for doubtful accounts has been established as of December 31, 2017 or 2016.

As of December 31, 2016, the Company had deposits in the amount of $16,364 related to its last 2 months lease payments and a $1,250 security/electrical deposit with an entity under common control of the Company's CEO (See Note 7). As of December 31, 2017, the Company had a reduced deposit in the amount of $16,249 related to its last 2 months lease, common area costs, and security deposits. The Company also provided a vendor with a $2,294 deposit on potential drone equipment, however has not yet purchased the new equipment as of December 31, 2017.

During 2017, the Company was involved in two separate fundraising campaigns pursuant to Regulation CF (See Note 4). As of December 31, 2017, an aggregate $7,307 from issued shares was receivable from the registered funding portal.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

		December 31,		
		2017		2016
Office Furniture and Equipment	$	47,259	$	45,313
Drone Equipment and Accessories		56,792		43,497
Gross Property, Plant, and Equipment		104,051		88,810
Less: Accumulated Depreciation		(21,799)		(4,078)
Net Property, Plant, and Equipment	$	82,252	$	84,732

During the years ended December 31, 2017 and 2016, the Company recorded $17,721 and $4,078 in depreciation expense, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has 10,000,000 authorized shares of common stock with a par value of $.0001.

During 2016, the Company received aggregate proceeds in the amount of $500 related to the issuance of shares to its founding shareholders, resulting in the issuance of 5,000,000 shares.

During 2017, the Company participated in two separate crowdfunding campaigns, pursuant to Regulation CF. The Company sold an aggregate 74,656 shares to several individual investors at $1/share, resulting in gross proceeds of $74,656. In connection with the offerings, the Company received cash payments of $62,785, was due $7,307 in proceeds held by the registered funding portal, was due $800 from a committed investor from whom funds had not been received, and recognized $3,764 in fees connected to the offering, recorded in financing fees.

As of December 31, 2017, the Company's second campaign offering was still open (see Note 9)

NOTE 5 – LEASES AND COMMITMENTS

The Company leases its administrative offices on a month-to-month basis from a related party corporation that is under common control of the Company's CEO. Total rent paid to the entity was $42,760 and $81,453 during 2016 and 2017, respectively. No future minimum lease payments are required to be paid by the Company, although the Company reasonably expects these payments to continue through June 2019 in the amount of $7,500 per month. (See Note 6).

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has an expense reimbursement agreement with an entity under common control of the Company's CEO and majority shareholder. These expenses generally consist of salaries and related benefits paid to shared corporate personnel, rent, data processing services, and other corporate facilities costs. The related entity provides administrative, accounting, and other services to the Company. No direct costs are incurred by the Company with respect to salaries and wages, related taxes, or employee benefits. Actual costs, in addition to monthly lease payments in the amount of $7,500, are invoiced to the Company by the related entity and paid on a monthly basis. The Company also guarantees that a ratable portion of the accrued compensated absences due to shared employees will be reimbursed to the related party entity. As of December 31, 2016, and 2017, respectively, a total of $4,842 and $5,798 in accrued vacation was recognized due to the related-party in accrued expenses.

During 2016, total expenses recognized by the Company under the expense reimbursement agreement to the related party included $109,888 of salaries and wages, $42,760 of lease costs, and $29,955 of employee benefits. As of December 31, 2016, $6,295 was due and payable to the related entity and is included in accounts payable.

During 2017, total expenses recognized by the Company under the expense reimbursement agreement to the related party included $290,721 of salaries and wages, $81,453 of lease costs, and $60,976 of employee benefits. As of December 31, 2017, $52,737 was due and payable to the related entity and is included in accounts payable.

The Company's CEO has advanced the Company funds to finance operations and paid various expenses on behalf of the Company since inception. As of December 31, 2016, and 2017, the

Company is indebted to the CEO in the amount of $121,072 and 254,256, respectively. This amount is payable upon demand and is non-interest bearing.

The Company also has access to a mirror-imaged line of credit facility guaranteed by one of the Company's investors, with a maximum credit limit of $600,000. During 2017, the Company had utilized aggregate draws in the amount of roughly $560,000, which accrue interest at the prime rate. As of December 31, 2016, nominal interest was incurred on the balance and an aggregate of roughly $230,000 was due & payable upon demand of the shareholder. During 2017, the Company recognized $10,845 in interest due and payable on the principal balance of the credit facility.

During 2017, the Company also advanced the related party entity an aggregate amount of $60,000 for working capital purposes. This amount is payable on demand and is recorded within "Other receivables" on the balance sheet.

NOTE 7 – INCOME TAXES

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (H.R. 1) (the "Act"). The Act includes several changes in existing tax law impacting businesses including, among other things, a permanent reduction in the corporate income tax rate from 34% to 21%. The rate reduction would take effect on January 1, 2018. The Company is still contemplating the actual future tax effects of this measure, and the current year estimates are based upon an estimated federal rate of 35% through December 31, 2017.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017		December 31, 2016	
Statutory federal income tax rate	35	%	35	%
State income taxes, net of federal taxes	8	%	8	%
Valuation allowance	(43)	%	(43)	%
Effective income tax rate	-	%	-	%

As of December 31, 2017, and 2016, the Company has net operating loss carryforwards of approximately $860,000 and $290,000, respectively, to reduce future federal taxable income which begins to expire in the year 2016. The Company is also subject to corporate taxes in the State of Florida which has similar net operating loss carryover provisions. The Company recognized an increase in its deferred tax asset associated with the net operating loss carryforwards, as well as the related valuation allowance, in the amounts of $199,000 and $117,000 during 2017 and 2016, respectively.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All the Company's open tax years since inception are subject to federal and state tax examinations.

NOTE 8 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $860,000, relies on outside funding, and does not generate operational cash flow, all of which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or through crowdfunding, its ability to commence profitable sales of its drone and imaging services, and its ability to generate positive operational cash flow. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2018, the date in which these financial statements were available to be issued, and identified the following events for disclosure:

> During 2018, the Company sold an aggregate 29,950 shares of its common stock for $1/share as it continued its Reg CF campaign.